FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 4, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Appoints New Chief Executive Officer

March 4, 2011

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” or “the Company” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announced that in accordance with the Company’s Charter(1) Mr. Andrei Dubovskov has been appointed by the MTS Board of Directors (“BoD” or “the Board”) as President and Chief Executive Officer (“CEO”) of Mobile TeleSystems OJSC. Mr. Dubovskov replaces Mr. Mikhail Shamolin, who has served as President and CEO of MTS since May 2008. Mr. Shamolin’s candidacy is expected to be nominated to the position of President and CEO of Sistema for approval at tomorrow’s Board of Directors meeting of Sistema, the largest diversified public financial corporation in Russia and the CIS and the majority shareholder of MTS.

Under Mr. Shamolin’s leadership, MTS has transformed itself from a mobile-only access provider to a fully integrated telecommunications company. In the past three years, MTS has enhanced its leadership position through the development of its fixed-line business, the expansion of its proprietary retail channels, the launch of Russia’s first content portal and rapid development of its network infrastructure. Despite the profound macroeconomic volatility, Mr. Shamolin’s tenure witnessed sustained growth in the core business and yielded substantial value and returns to shareholders while maintaining the Company’s leadership positions.

Mr. Dubovskov joined MTS in 2004 as head of the Company’s operations in Nizhny Novgorod. In 2006, he went on to become head of Macro-region Ural. In the beginning of 2008, Mr. Dubovskov became Head of Business Unit MTS Ukraine, the Company’s second largest business unit in terms of revenues, where he was successful in drastically improving its operating efficiencies and strengthening its market position.

Mr. Ron Sommer, Chairman of the Board of Directors of MTS, commented: “We are grateful to Mikhail for the tremendous amount of work he put in and the results that were achieved under his leadership. He was instrumental in making MTS into an integrated player through the implementation of the 3i Strategy. The Board has full confidence that Andrei will continue Mikhail’s undertakings in executing on the strategic priorities of the Company as it looks to extract further growth from the Russia and CIS markets of operation. Andrei’s wealth of experience in the telecommunications industry and at MTS itself provides him with the necessary skill set to take MTS to even greater heights. On behalf of the Board, I welcome Andrei to his new position.”

Mr. Dubovskov commented: “The Board of Directors has afforded me an extraordinary opportunity, and I am grateful for the opportunity to represent MTS before its shareholders, employees and customers. I am committed to MTS’ further development as the region’s pre-eminent telecommunications provider and further position MTS for future growth.”

Following Mr. Dubovskov’s appointment, Mr. Vasyl Latsanych, the Chief Marketing Director of Business Unit MTS Ukraine, is the acting Head of Business Unit MTS Ukraine.

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Biography

Andrei Dubovskov was born in 1966. He has been the Head of Business Unit MTS Ukraine since January 2008. He joined MTS Ukraine in November 2007 as First Deputy of General Director. From 2006 to 2007, he was the Head of Macro-region Ural. From 2004 to 2006, he was head of MTS branch in Nizhny Novgorod.

From 2002 to 2004, Mr. Dubovskov headed Tele2’s operations in Nizhny Novgorod. From 1993 onwards, he occupied a number of management positions in such companies as Millicom International Cellular S.A., Millicom International Cellular B.V., Regionalnaya Sotovaya Svyaz LLC and CJSC 800, as well as other companies in Moscow, Alma-Ata, Nizhny Novgorod, Ekaterinburg, Perm and Kiev.

(1)  The Company’s charter is available at http://www.mtsgsm.com/information/corporate_governance/charter.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 108.3 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: March 4, 2011